                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-77229


                                 T REIT, INC.

                     Supplement No. 7, dated May 11, 2001
                  to the Prospectus, dated February 22, 2000


     This Supplement No. 7 supplements, modifies and supersedes some of the information contained in our prospectus, dated February 22, 2000, Supplement No. 5, dated December 26, 2000, and Supplement No. 1, dated March 7, 2001. Unless we define a term in this Supplement No. 7, you should rely on our prospectus for the meaning of any defined terms. References in this Supplement No. 7 to "us," "we," or "our company" mean T REIT, Inc. and T REIT L.P., our operating partnership, unless the context otherwise requires.

                            STATUS OF OUR OFFERING
                            ----------------------

General

     On May 17, 2000, we commenced our offering of a maximum of 10 million shares and a minimum of 100,000 shares of our common stock at an offering price of $10.00 per share to the residents of the states listed in our prospectus. We commenced operations on June 29, 2000, upon the acceptance of subscriptions for the minimum offering amount of $1,000,000 and the escrow of subscriptions (other than funds received from Pennsylvania investors) terminated. Our offering will terminate on the earlier of February 22, 2002, or the date on which we have sold the maximum offering.

     As of May 11, 2001, we had sold 1,071,948.9351 shares, including 22,090 shares issued to our advisor, Triple Net Properties, L.L.C., and 12,162.9682 shares issued to current shareholders under our dividend reinvestment program, resulting in gross proceeds of $10,687,601.69. After taking into account cash used in connection with the acquisition of real estate properties (including the acquisition of Pahrump Valley Shopping Center described in this Supplement No. 7 and payment of selling commissions, marketing support and due diligence reimbursement fees, we had approximately $430,331 to invest in properties as of May 11, 2001.

Subsequent State Registrations

     We are in the process of registering our offering in Arkansas.

Fees and Expenses Paid in Connection with Our Offering

     Selling Commissions
     -------------------

     NNN Capital Corp., the dealer manager, will receive 8% of the gross proceeds of this offering, or $0.80 for each share sold, and may reallow a portion of the selling commissions to broker-dealers participating in this offering. The dealer manager will not receive any selling commissions for shares sold under our dividend reinvestment program. As of May 11, 2001, we had incurred $759,339 in selling commissions due to the dealer manager, a portion of which has been paid to participating broker-dealers as commissions.

     The prospectus also provides that the dealer manager will receive one warrant for every 40 shares of common stock sold in this offering in states other than Arizona, Missouri, Ohio, or Tennessee, and may reallow a portion of the warrants to broker-dealers participating in this offering. The dealer manager will not receive any warrants for shares sold under our dividend reinvestment plan. Each warrant entitles the holder to purchase one share of our common stock at a price of $12.00. As of May 11, 2001, there were 3,376.55 warrants outstanding.

Marketing Support and Due Diligence Reimbursement Fee

     We will pay the dealer manager an amount up to 1.5% of the gross proceeds of this offering, or up to $0.15 for each share sold, to pay expenses associated with marketing fees, wholesaling fees, expense reimbursements, bonuses and incentive compensation and volume discounts and generally to reimburse the dealer manager for due diligence expenses. We will not require the dealer manager to account for spending of amounts comprising this fee. The dealer manager may reallow a portion of this fee to broker-dealers participating in this offering. As of May 11, 2001, we had incurred $181,808 in marketing support and due diligence reimbursement fees to the dealer manager, a portion of which has been reallowed to participating broker-dealers.

Other Organizational and Offering Expenses

     Our advisor may advance, and we will reimburse it for, organization and offering expenses incurred on our behalf in connection with this offering, including legal and accounting fees, filing fees, printing costs and selling expenses. As of May 11, 2001, we had incurred $771,668 in other organizational and offering expenses.

Pahrump Valley Shopping Center - Pahrump, Nevada

     On May 11, 2001, TREIT - Pahrump, LLC, a single-member Virginia limited liability company whose sole member is T REIT L.P., a Virginia limited partnership, whose general partner is T REIT, Inc., purchased Pahrump Valley Junction Shopping Center. The property was purchased from Drummer Boy Holdings, LLC, a Delaware limited liability company, under a Purchase and Sale Agreement dated August 24, 2000, as amended. The seller was not an affiliate of our company or our advisor. We paid a total of $17,150,000 for this property. In addition, we paid approximately $133,934 for acquisition expenses such as attorneys' fees, recording fees and other closing costs, which represents $1.26 per square foot of leasable space.

     The purchase price included: (i) the assumption of an existing loan from General American Life Insurance Company of approximately $12,435,000 with a fixed interest rate of 7 1/4% and maturing in 2009; and (ii) a cash payment of approximately $4,605,000.

     Pahrump Valley Junction Shopping Center is a grocery anchored neighborhood center located in Pahrump, Nevada, containing approximately 105,721 rentable square feet and sixteen leasable units. As of May 11, 2001, the shopping center was anchored by Albertsons and Sav-on Drugs and approximately 98.5% occupied with numerous other national tenants, including CellularOne, Mailboxes, Etc., and Hollywood Video, as well as various local tenants. Approximately 75% of the leases will expire during the next five years.

     Pahrump Valley Junction Shopping Center is located at 20-250 South Highway 160 in Pahrump, Nevada. The property has approximately 792 parking stalls, including 23 that are designated for handicap use, which is within ADA guidelines.

     The property is anchored by Albertsons, which occupies more than 59% of the total rentable square footage, and its rental income of $1,128,000 represented about 61% of the property's total annual rental income. Sav-on Drugs occupies approximately 16% of the total rentable square footage and its rental income of $277,000 represents about 15% of the property's total annual rental income. As of May 11, 2001, the shopping center was approximately 98.5% occupied with one vacant space. The following table shows the shopping center's occupancy rate for each of the last five years.


        Year Ending December 31,           Occupancy Rate (%)
        ------------------------------------------------------------
        2000                               100%
        ------------------------------------------------------------
        1999                               Information not available
        ------------------------------------------------------------
        1998                               Information not available
        ------------------------------------------------------------
        1997                               Information not available
        ------------------------------------------------------------
        1996                               Information not available
        ------------------------------------------------------------


     A total of 104,437 square feet was leased to 15 tenants at this property as of May 11, 2001. The following table provides certain information with respect to the leases at this property with these tenants.

                                  Rentable                  Current Base    Rent per       Changes to Rent
            Lessee               Square Feet   Lease Ends   Annual Rent    Square Foot     per Square Foot
------------------------------------------------------------------------------------------------------------
Albertsons                            62,433      3/31/23    $998,928.00        $16.00      Fixed $10,555
------------------------------------------------------------------------------------------------------------
Sav-on                                17,089      3/31/23     245,000.00         14.34      Fixed $10,555
------------------------------------------------------------------------------------------------------------
E-Z Money                              1,200     10/31/04      20,130.12         16.78       Annual CPI
------------------------------------------------------------------------------------------------------------
Cigarettes Cheaper!                    1,125      4/30/02      20,047.56         17.82      Annual Fixed
------------------------------------------------------------------------------------------------------------
Kay's Fashions                         1,233      3/31/04      18,844.60         15.28       Annual CPI
------------------------------------------------------------------------------------------------------------
CellularOne                              944      7/31/01      18,350.16         19.44       Annual CPI
------------------------------------------------------------------------------------------------------------
Jeweler's Bench                        1,064      7/31/03      18,277.68         17.18       Annual CPI
------------------------------------------------------------------------------------------------------------
Allstate Insurance                     1,047     12/31/04      16,917.72         16.16      Annual Fixed
------------------------------------------------------------------------------------------------------------
Port of Subs                           1,320      6/30/03      24,217.80         18.35       Annual CPI
------------------------------------------------------------------------------------------------------------
Ultimate Disc. Health                  1,560      7/31/03      26,641.92         17.08       Annual CPI
------------------------------------------------------------------------------------------------------------
Mailboxes, Etc.                        1,200     10/31/03      22,269.84         18.56       Annual CPI
------------------------------------------------------------------------------------------------------------
Read More Books/Vacant                            8/31/03      20,683.92         17.24       Annual CPI
------------------------------------------------------------------------------------------------------------
K Fashions #2                          1,200      3/31/04      17,712.00         14.76       Annual CPI
------------------------------------------------------------------------------------------------------------
Canyon Rentals                         2,600      7/31/03      44,403.24         17.08       Annual CPI
------------------------------------------------------------------------------------------------------------
Round Table Pizza                      3,800      9/30/08      66,152.28         17.41      30 Months CPI
------------------------------------------------------------------------------------------------------------
Hollywood Video                        6,656     11/16/08     118,143.96         17.75       5 Years CPI
------------------------------------------------------------------------------------------------------------

     The following table provides certain information with respect to lease expirations over the next 10 years at this shopping center.

                                                                                Percent of Total       Percent of Gross
                         Number of       Rentable          Base Annual              Building           Annual Base Rent
  Year Ending             Leases        Sq. Ft. of           Rent of            Rentable Sq. Ft.        Represented by
 December  31,           Expiring        Expiring        Expiring Leases         Represented by         Expiring Leases
                                          Leases               (1)             Expiring Leases (%)          (%)(1)
-----------------------------------------------------------------------------------------------------------------------
2001                          1             944           $ 18,350.16                  .0089                  .0108
-----------------------------------------------------------------------------------------------------------------------
2002                          1           1,125             20,047.56                  .0106                  .0118
-----------------------------------------------------------------------------------------------------------------------
2003                          6           8,944            156,494.40                  .0846                  .0922
-----------------------------------------------------------------------------------------------------------------------
2004                          4           4,680             73,604.44                  .0443                  .0434
-----------------------------------------------------------------------------------------------------------------------
2005                          0               -                     -                      -                      -
-----------------------------------------------------------------------------------------------------------------------
2006                          0               -                     -                      -                      -
-----------------------------------------------------------------------------------------------------------------------
2007                          0               -                     -                      -                      -
-----------------------------------------------------------------------------------------------------------------------
2008                          2          10,456            184,296.24                  .0989                  .1086
-----------------------------------------------------------------------------------------------------------------------
2009                          0               -                     -                      -                      -
-----------------------------------------------------------------------------------------------------------------------
2010                          0               -                     -                      -                      -
-----------------------------------------------------------------------------------------------------------------------

___________________

(1) These amounts are based on the respective property's current base annual rent, which may increase under the terms of the lease applicable to the respective property.

     The following table shows the shopping center's average annual rent per square foot for each of the last five years:


        Year Ending December 31,        Avg. Annual Rent per Sq. Ft.
        ------------------------------------------------------------
        2000                            $15.93
        ------------------------------------------------------------
        1999                            Information not available
        ------------------------------------------------------------
        1998                            Information not available
        ------------------------------------------------------------
        1997                            Information not available
        ------------------------------------------------------------
        1996                            Information not available
        ------------------------------------------------------------


     We do not anticipate making any additional significant repairs or improvements to this property over the next few years. However, if we were to make any repairs, the majority of the tenants would be obligated to pay for such improvements under the provisions of their respective leases.

     For federal income tax purposes, our depreciable basis in this property will be approximately $12,989,356. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements on estimated useful lives of 40 and 15 years, respectively. The real estate tax rate for the year ended December 31, 2000 was approximately 3.3106% and real estate taxes on the property were approximately $77,800.

     We have retained Triple Net Properties Realty, Inc. to provide supervisory management services at the property. We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of gross income from the property (currently $7,400 per month based on current gross income at the property). Under the terms of a sub-management agreement, Triple Net Properties Realty, Inc. has retained Commercial Realty Capital to provide local management services, including leasing and managing the property. Triple Net Properties Realty, Inc. will pay Commercial Realty Capital a property management fee equal to $1,500 per month. Commercial Realty Capital is not affiliated with our company or our advisor.

Fees Paid in Connection with the Acquisition of Pahrump Valley Junction Shopping Center

Acquisition Expenses
--------------------

     We will reimburse our advisor for costs and expenses of selecting, evaluating and acquiring properties, whether or not actually acquired, including surveys, appraisals, title insurance and escrow fees, legal and accounting fees and expenses, architectural and engineering reports, environmental and asbestos audits, travel and communication expenses, nonrefundable option payments on properties not acquired and other related expenses payable to our advisor and its affiliates. As of May 11, 2001, we had incurred $35,206.83 acquisition fees payable to our advisor.

Property Management Fee
-----------------------

     We will pay Triple Net Properties Realty, Inc. a property management fee equal to 5% of the gross income from Pahrump Valley Junction Shopping Center. This fee will be paid monthly. As of May 11, 2001, we had not incurred any property management fees.

Real Estate Commission
----------------------

     The seller of Pahrump Valley Junction Shopping Center paid a real estate commission of $150,000 to Triple Net Properties Realty, Inc.

Compensation for Services
-------------------------

     We will pay our advisor or an affiliate of our advisor for other property-level services, including leasing fees, construction management fees, loan origination and servicing fees, property tax reduction fees and risk management fees. Such compensation will not exceed the amount which would be paid to unaffiliated third parties providing such services. As of May 11, 2001, we had not incurred any fees for such services.

Reimbursable Expenses
---------------------

     We will reimburse our advisor for:

  . the cost to our advisor or its affiliates of goods and services used for and by us and obtained from unaffiliated parties; and

  . administrative services related to such goods and services limited to ministerial services such as typing, record keeping, preparing and disseminating company reports, preparing and maintaining records regarding shareholders, record keeping and administration of our dividend reinvestment program, preparing and disseminating responses to shareholder inquiries and other communications with shareholders and any other record keeping required.

     As of May 11, 2001, we had not incurred any reimbursable expenses payable to our advisor.

Pahrump, Nevada

     Pahrump, Nevada is one of the fastest growing rural towns in the United States. It has a population of approximately 29,000 and is growing by approximately 4,000 new residents each year, many of them second home owners and retirees. Pahrump has experienced the highest influx of retirees in the nation over the past nine years. Escaping from the higher taxes and colder climates in California, retirees choose Pahrump where they can get more for their money. Low taxes and affordable housing are major draws to Pahrump. The State of Nevada has no state income tax. Property taxes average approximately 1% of the sales price and local sales taxes average are approximately 6.75%. The average home price is approximately $88,000.

Potential Property Acquisitions

     We currently are considering several potential property acquisitions. Our decision to acquire one or more of these properties will generally depend upon:

  . our receipt of a satisfactory environmental survey and property appraisal for each property;

  . no material adverse change occurring in the properties, the tenants or in the local economic conditions; and

  . our receipt of sufficient financing, either through the net proceeds from this offering or satisfactory debt financing.

     There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that we will acquire any additional properties.